Exhibit F

Calculation of Filing Fee Tables

SC TO-1

(Form Type)

Private Debt & Income Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$23,343,615.66(1)	0.00013810(2)	$3,223.75
Fees Previously Paid	—		—
Total Transaction Valuation	$23,343,615.66(1)
Total Fees Due for Filing			$3,223.75
Total Fees Previously Paid
Total Fee Offsets			—
Net Fee Due			$3,223.75

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(2)	Calculated at $138.10 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2026.

Table 2 - Fee Offset Claims and Sources

Not applicable.